FORM 4 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

 Filed pursuant to Section 16(a) of the Securities Exchange
      Act of 1934, Section 17(a) of the Public Utility
     Holding Company Act of 1935 or Section 30(f) of the
               Investment Company Act of 1940

1.   Name and Address of Reporting Person
Meteor Technology plc
 (Last)                  (First)           (Middle)
Elthorne Gate, 64 High Street
(Street)
Pinner                   Middelsex                HA5 5QA
City)               (State)                    (Zip)

2.   Issuer Name and Ticker or Trading Symbol

CAMELOT CORPORATION  CAML
3.  IRS or Social Security
     Number of Reporting
     Person (Voluntary)

4.  Statement for
     Month/Year
      5/98

5.  If Amendment,
     Date of Original
     (Month/Year)

6. Relationship of Reporting Person to Issuer (Check all applicable)

           __Director         _____10% Owner
     _____Officer (give       _____Other (specify
                              title                   below)
                               below)
Could be deemed to be part of a group
________________________

 Table 1 - New-Derivative Securities Acquired, Disposed of,
                    or Beneficially Owned

1.  Title of Security  (Instr. 3)
Common Stock

2.   Transaction  Date (Month/Day/ Year)

3.   Transaction  Code  (Instr. 8)

4.  Securities Acquired (A)  or Disposed of (D)  (Instr. 3,4
and 5)

5.   Amount of Securities  Beneficially Owned at End of
  Month (Instr. 3 and 4)
                80,960 (D)
               71,616 (I)


 6.  Ownership  Form: Direct (D) or Indirect (I)  (Instr. 4)
             80,960 (D)
               71,616 (I)





7.  Nature  of Indirect Beneficial Ownership   (Instr. 4)
                See note


 Table II - Derivative Securities Acquired, Disposed of, or
                     Beneficially Owned
     (e.g., puts, calls, warrants, options, convertible
                         securities)


1.   Title of Derivative Security  (Instr. 3)

 Options

2.   Conversion or Exercise Price of Derivative Security


3.   Transaction Date (Month/ Day/ Year)

4.   Transaction Code  (Instr. 8)


5.   Number of Derivative Securities Acquired (A) or
  Disposed of (D)  (Instr. 3,4, and 5)


6.   Date Exercisable and Expiration Date (Month/Day/Year)


7.   Title and Amount of Underlying Securities (Instr. 3 and
  4)
           Title              Amount or Number of Shares
 Common Shares      300,000


8.   Price  of Derivative Security (Instr.5).


9.   Number of Derivative Securities Beneficially Owned at
  End  of  Month  (Instr. 4)
                                      300,000     (I)


10.  Ownership Form of Derivative Security: Direct  (D) or
Indirect (I) (Instr. 4)
                                   (I)


11.  Nature of Indirect Beneficial  Ownership  (Instr. 4)

             See note.

Explanation of Responses: The reporting person owns 80,960 common shares of the Issuer. A director of the reporting person, Mr. Wettreich, is a director of Alexander Mark
Capital, Ltd. ("AMC") which owns AM Investments, Ltd. which owns 57,633 common shares of the Issuer and a director of Alexander Mark Securities, Ltd. ("AMS") which owns 2,733 common shares of the Issuer. Mr. Wettreich individually owns 11,250 shares of the Issuer and options to purchase
300,000 common shares of the Issuer. Mr. Wettreich's wife and children own all the outstanding shares of AMC and AMS.
The reporting person disclaims any beneficial ownership in any shares not directly owned by it. Registrant effected a 1 for 40 Reverse Stock Split on all outstanding


BY:  /S/ METEOR TECHNOLOGY PLC
     METEOR TECHNOLOGY PLC